

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 4-24-03
1-14978
333-164751

April 24, 2003

Act Exchange Act of 1934
Section
Rule 14d-11
Public Availability April 24, 2003

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

Pran Jha, Esq.
Sidley Austin Brown & Wood
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603

Re: Smith & Nephew Group plc and Smith & Nephew plc Tender Offers for Shares and ADSs of Centerpulse AG and Shares of InCentive Capital AG
SEC File No. 5-50488

Dear Mr. Jha:

In regard to your letter dated April 24, 2003, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented in your letter. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the U.S. Securities and Exchange Commission (Commission) hereby grants exemptions from Rule 14d-11 of the Securities Exchange Act of 1934 (Exchange Act). The Commission grants exemptions from Rule 14d-11(c) and (e) to permit Smith & Nephew to make payment for shares and ADSs tendered during the initial offering period and Subsequent Offering Period of the Offers after the expiration of the Subsequent Offering Period of the Offers to allow all shareholders an equal opportunity to participate in the Mix and Match Election and the InCentive Mix and Match Election. Further, the Commission grants an exemption from Rule 14d-11(b) to permit Smith & Nephew to conduct the Subsequent Offering Period even though it plans to offer the Mix and Match Election and the InCentive Mix and Match Election. In granting this relief, we note that the Subsequent Offering Period is being conducted in accordance with the requirements of the Swiss Takeover Legislation.


03058893

In addition to the exemptive relief described above, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action pursuant to Rule 14d-10(a)(2) under the Exchange Act, based on your representation that the consideration paid to InCentive shareholders in the InCentive Exchange Offer in respect of the portion of InCentive's assets consisting of Centerpulse shares is equivalent to the consideration InCentive would have received had such Centerpulse Shares been tendered in the Centerpulse Exchange Offer. In addition, the Division of Corporation Finance will not recommend enforcement action pursuant to Rule 14d-10(a)(2) if the Incentive Shareholder Parties are paid as described in your letter.

The foregoing exemptions from 14d-11 and the no-action positions expressed above are based solely on your representations and the facts presented, including your representations regarding the conflicting regulatory schemes and tender offer practices. The relief granted is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

Attachment

SIDLEY AUSTIN BROWN & WOOD

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

April 24, 2003

Ms. Pamela Carmody
Acting Office Chief
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Carmody:

We are writing on behalf of our clients Smith & Nephew plc, a company organized under the laws of England and Wales ("S&N"), and Smith & Nephew Group plc, a company organized under the laws of England and Wales ("S&N Group"), which will become a holding company for S&N upon consummation of the Reorganization (as defined below). S&N Group intends to acquire (as more fully described below) all of the outstanding shares (the "Centerpulse Shares") of Centerpulse AG, a corporation organized under the laws of Switzerland ("Centerpulse"), including Centerpulse Shares represented by American Depositary Shares (the "Centerpulse ADSs"). Contemporaneously with the implementation of the Reorganization, S&N Group will (i) make an exchange offer to acquire all of the outstanding Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs (the "Centerpulse Exchange Offer"), and (ii) make an additional exchange offer (the "InCentive Exchange Offer" and, together with the Centerpulse Exchange Offer, the "Offers") to acquire all of the outstanding shares (the "InCentive Shares") of InCentive Capital AG, a Swiss, publicly-traded investment company ("InCentive"). InCentive currently holds approximately 18.9% of the outstanding Centerpulse Shares. The InCentive Exchange Offer is being made to facilitate the acquisition of Centerpulse by S&N Group. On March 20, 2003 (the "Announcement Date"), S&N and Centerpulse announced that S&N, S&N Group and Centerpulse had entered into an agreement to effect the Centerpulse Exchange Offer and, on the same date, S&N and InCentive announced that S&N, S&N Group and InCentive had entered into an agreement to effect the InCentive Exchange Offer.

Centerpulse is a foreign private issuer as defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Centerpulse Shares are listed and traded on the SWX Swiss Stock Exchange (the "Swiss Exchange"). The Centerpulse ADSs are listed for trading on the New York Stock Exchange (the "NYSE") and each represent one-tenth (1/10th) of a Centerpulse Share. Centerpulse is subject to the informational reporting requirements of the Exchange Act and files periodic reports on Forms 20-F and 6-K with the Securities and Exchange Commission (the "SEC").

We are requesting herein confirmation that the Division of Corporation Finance will not recommend that the SEC take enforcement action pursuant to Rule 14d-10(a)(2) under the Exchange Act in connection with S&N Group's conduct of the InCentive Exchange Offer concurrently with the Centerpulse Exchange Offer. In addition, we are requesting exemptive relief from Rule 14d-11 under the Exchange Act with the respect to the Subsequent Offering Period (as defined below) to be provided by S&N Group in the Centerpulse Exchange Offer and the InCentive Exchange Offer.

Background Information

1. S&N

S&N, a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, is a global healthcare company with shares listed and traded on the London Stock Exchange (the "LSE") and ADSs listed for trading on the NYSE. S&N, together with its subsidiaries, has operations in 32 countries and established sales in more than 90 countries. S&N employs over 7,300 people worldwide. Its business focuses on the development and marketing of medical devices in the growth sectors of orthopedics, endoscopy and advanced wound management.

2. Centerpulse

Centerpulse is one of the world's leading medical technology companies serving the orthopedic market on a global basis. Centerpulse designs, manufactures and markets artificial joints, special implants, traumatology and arthroscopy products and dental implants.

Ownership of Centerpulse Shares by U.S. Holders

According to information provided to S&N and S&N Group by Centerpulse, (i) as of March 26, 2003, there were approximately 11,892,518 outstanding Centerpulse Shares (including Centerpulse Shares represented by Centerpulse ADSs), (ii) as of March 26, 2003, approximately 334,678 Centerpulse Shares were held in the form of Centerpulse ADSs (representing approximately 2.8% of the outstanding Centerpulse Shares), and (iii) as of March 26, 2003 (the date 30 days prior to the commencement of the Centerpulse Exchange Offer), approximately 2,395,000 Centerpulse Shares, (including the Centerpulse Shares represented by Centerpulse ADSs), constituting approximately 20.1% of the outstanding Centerpulse Shares (including Centerpulse Shares represented by Centerpulse ADSs) and constituting approximately 24.8% of the outstanding Centerpulse Shares (including Centerpulse Shares represented by Centerpulse ADSs) after excluding all outstanding Centerpulse Shares held by InCentive (the only holder of more than 10% of the outstanding Centerpulse Shares), were held by U.S. holders (as such term is used in Rule 14d-1 under the Exchange Act).

It should be noted that under the terms of the deposit agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), Centerpulse and the holders of Centerpulse ADSs issued under such deposit agreement, any holder of Centerpulse Shares may, from time to time, deposit Centerpulse Shares with the Depositary and receive Centerpulse ADSs in exchange therefor and holders of Centerpulse ADSs may exchange their Centerpulse ADSs with the Depositary and receive Centerpulse Shares in exchange therefor. As a result, the number of Centerpulse Shares and Centerpulse ADSs held by U.S. holders is subject to fluctuation.

Based on the foregoing, and to the best of S&N, S&N Group and Centerpulse's knowledge, as of March 26, 2003, U.S. holders did not hold more than 40% of the outstanding Centerpulse Shares (including Centerpulse Shares represented by Centerpulse ADSs) and the Centerpulse Exchange Offer is therefore eligible for, and will be conducted in accordance with, the Tier II exemption pursuant to Rule 14d-1(d) under the Exchange Act.

3. InCentive

InCentive is a publicly-traded Swiss investment company which acquires equity stakes in public and privately owned Swiss and foreign companies with the aim to act as a "catalyst for corporate change" in the context of consolidations, restructuring efforts, mergers and take-overs. InCentive also invests in growth areas such as healthcare, technology and the Indian economy. In order to enable it to play an active "catalyst" role, InCentive's business strategy is to acquire and hold a controlling or at least dominant shareholder interest in its investments.

As of April 17, 2003, InCentive's assets consisted of:

- 2,237,577 Centerpulse Shares;
- private equity investments;
- public security investments and a foreign exchange contract; and
- other financial instruments.

As of April 17, 2003, the Centerpulse Shares owned by InCentive had a value of CHF 670.2 million (calculated based on the closing price of Centerpulse Shares as of such date) that was equal to approximately 84.3% of the aggregate value of the assets of InCentive as of such date. As of April 17, 2003, InCentive had liabilities of approximately CHF 24.0 million of which approximately CHF 20 million consisted of reserves for transaction costs incurred in connection with the InCentive Exchange Offer (including reserves for potential losses on the disposal of InCentive's private equity investments).

InCentive is in the process of disposing of its public and private investments, other than its Centerpulse Shares, for cash. InCentive's liabilities and other receivables will also be discharged for cash prior to the expiration of the InCentive Exchange Offer. Therefore, as of the expiration of the InCentive Exchange Offer, it is expected that InCentive's assets will consist solely of Centerpulse Shares and cash.

Ownership of InCentive Shares by U.S. Holders

According to information provided to S&N and S&N Group by InCentive, as of March 26, 2003, there were 2,147,202 outstanding InCentive Shares (including treasury shares held by InCentive) and, as of such date, no InCentive Shares were held by U.S. holders. Due to the fact that InCentive Shares are bearer shares, it is not possible to determine, based on publicly available information, whether, and, if so, to what extent, U.S. holders may currently directly hold InCentive Shares. However, after reasonable inquiry, S&N, S&N Group and InCentive do not believe that, as of March 26, 2003 or as of the date hereof, U.S. holders held any of the outstanding InCentive Shares. If S&N or S&N Group discovers any information that is contrary to the information specified above, it will promptly disclose this information to the SEC.

Regulation of Exchange Offers Under the Swiss Takeover Legislation

In Switzerland, tender offers for securities listed on the Swiss Exchange are regulated under the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 and its implementing ordinances (the "Swiss Takeover Legislation"). The Swiss Takeover

Legislation is the principal element of regulation governing takeovers in Switzerland. It, *inter alia*, operates to ensure fair and equal treatment of all shareholders in relation to takeovers of Swiss companies listed on the Swiss Exchange. The Swiss Takeover Legislation is administered by the Swiss Takeover Board (the "STOB"). The STOB, which can only make recommendations, consists of representatives of securities dealers, investors and listed companies. It is supervised by the Swiss Federal Banking Commission, which is responsible for enforcement actions and the review of any appeals against the recommendations of the STOB.

Prior to launching an exchange offer, the offeror must appoint an independent review body (the "Review Body"), which is normally an auditing firm. Prior to the publication of the offer prospectus, the Review Body must verify that the exchange offer complies with the Swiss Takeover Legislation, with a particular focus on the completeness of the offer prospectus, compliance with the principle of equal treatment and the availability of financing for the exchange offer. The report of the Review Body must be included in the offer prospectus. After the publication of the offer prospectus, the Review Body is responsible for the verification of any transactions outside the exchange offer, the publication of interim and final results, the proper execution of the exchange offer and compliance with the Swiss Takeover Legislation throughout the course of the exchange offer. The findings of the Review Body are to be included in a final report to the STOB.

The STOB, relying in part on the Review Body's reports, and after conducting any further independent analysis it deems relevant with respect to the proposed offer structure, must then determine whether the proposed offer structure complies with the Swiss Takeover Legislation, including the equal treatment of holders rule. On April 16, 2003, the STOB informed S&N and S&N Group that it has determined that the Centerpulse Exchange Offer and the InCentive Exchange Offer comply with the Swiss Takeover Legislation.

The Proposed Transaction Structure

S&N intends to undergo a court approved reorganization, referred to as a scheme of arrangement (the "Reorganization"), whereby each outstanding ordinary share of S&N will be canceled and replaced with one ordinary share of S&N Group, which will confer on the holder thereof a beneficial interest in a trust organized under the laws of England and Wales (the "Common Access Trust") (for purposes of this letter, the ordinary shares of S&N Group together with the interests in the Common Access Trust are referred to as the "S&N Group Shares"). The assets of the Common Access Trust shall consist of newly created common access shares of S&N ("CASs"). For each ordinary share of S&N held by an S&N shareholder prior to the Reorganization, such shareholder will receive a beneficial interest in one CAS held by the Common Access Trust. The issuance of S&N Group Shares in exchange for ordinary shares of S&N is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(10) of the Securities Act as part of a court-approved reorganization.[1] After the Reorganization, holders of S&N Group Shares will be able to elect to receive dividends from S&N through the Common Access Trust rather than receiving dividends from S&N Group. After the completion of the Reorganization, S&N Group Shares will be publicly traded on the LSE and the ADSs representing S&N Group Shares ("S&N Group ADSs") will be publicly traded on the NYSE and S&N will cease to be publicly traded. In addition, S&N Group has agreed to use its reasonable best efforts to cause the S&N Group

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[1] S&N and S&N Group are not requesting relief herein with respect to the applicability of the exemption from registration contained in Section 3(a)(10) of the Securities Act to issuance of S&N Group Shares pursuant to the Reorganization.

Shares to be listed on the Swiss Exchange. The Reorganization will be completed prior to S&N Group's acceptance of shares pursuant to the Offers.

Centerpulse Exchange Offer

In the Centerpulse Exchange Offer, S&N Group will offer 25.15 S&N Group Shares and CHF73.42 in cash in exchange for each Centerpulse Share validly tendered, including Centerpulse Shares represented by Centerpulse ADSs. As each Centerpulse ADS represents 1/10th of a Centerpulse Share, holders of Centerpulse ADSs, with respect to which the underlying Centerpulse Shares are tendered in the Centerpulse Exchange Offer, will receive 0.2515 S&N Group ADSs and the U.S. dollar equivalent of CHF7.342 in cash in exchange for each Centerpulse ADS.

Holders of Centerpulse Shares, including the Centerpulse Shares represented by Centerpulse ADSs, may elect to take more S&N Group Shares (or S&N Group ADSs, as applicable) or cash than the standard entitlement (the "Mix and Match Election"), but the Mix and Match Election will be available to holders of Centerpulse Shares, including holders of Centerpulse Shares represented by Centerpulse ADSs, only to the extent that off-setting elections have been made by other holders of Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, to take fewer S&N Group Shares, or S&N Group ADSs, as applicable or less cash. To the extent that elections cannot be satisfied as a result of such off-setting elections, entitlement to S&N Group Shares, or S&N Group ADSs, as applicable, and cash in excess of the standard entitlement will be reduced on a *pro rata* basis.

In calculating the allocation of S&N Group Shares and S&N Group ADSs, the elections made by holders of InCentive Shares pursuant to the InCentive Mix and Match Election (as defined herein) will be taken into account so that each holder of Centerpulse Shares (including the Centerpulse Shares represented by Centerpulse ADSs) gets the same mix of S&N Group Shares and cash as such holder would have received if InCentive had tendered its Centerpulse Shares in the Centerpulse Exchange Offer and made the elections requested by the InCentive shareholders pursuant to the InCentive Mix and Match Election. Tendering holders of Centerpulse Shares and InCentive Shares will be able to make Mix and Match Elections during the period from the commencement of the Offers through the expiration of the 10 Swiss trading day subsequent offering period that will be applicable to each of the Offers.[2] Tendering Centerpulse security holders who do not make a Mix and Match Election will receive the standard entitlement. Upon determination of the results of the Mix and Match Elections, which will occur promptly after the expiration of the subsequent offering periods applicable to both Offers, the S&N Group Share element and the cash element, respectively, of the Centerpulse Exchange Offer consideration will be reduced or increased, as the case may be, from the respective amounts set forth above for each holder of Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, that made a Mix and Match Election. For purposes of the Mix and Match Election, the value of each S&N Group Share shall be deemed to be CHF8.29, the closing price of a S&N share on the LSE on the day prior to the Announcement Date.[3]

The Centerpulse Exchange Offer will be structured as a single exchange offer for all of the outstanding Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, held by persons located within and outside of the United States. To facilitate this process,

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[2] "Swiss trading day" means a day on which the Swiss Exchange is open for trading.

[3] Based on a conversion rate of £1.00 = CHF2.1756.

(i) a U.S. prospectus will be disseminated to all holders of Centerpulse Shares located in the United States, and all holders of Centerpulse ADSs and (ii) a separate Swiss exchange offer document will, subject to applicable offering restrictions, be disseminated or made available to all holders of Centerpulse Shares located outside the United States (other than any such holders of Centerpulse Shares represented by Centerpulse ADSs). The Centerpulse Exchange Offer will be conducted in compliance with the Swiss Takeover Legislation and the Exchange Act and the rules and regulations promulgated thereunder.

The Centerpulse Exchange Offer will be conditioned upon, among other things, (i) the receipt of regulatory clearances; (ii) S&N's shareholders having passed the necessary resolutions to approve the Centerpulse Exchange Offer and effect the Reorganization and the Reorganization having become effective; and (iii) S&N Group's receipt, as of the expiration of the offer period, of valid acceptances in respect of Centerpulse Shares representing at least 75 percent of the total number of outstanding Centerpulse Shares, including Centerpulse shares represented by Centerpulse ADSs and Centerpulse shares held by InCentive (if the InCentive Exchange Offer has become unconditional).

Following formal approval of (i) the Swiss exchange offer document to be distributed to holders of Centerpulse Shares outside of the United States by the STOB (the Swiss exchange offer document, together with related materials, the "Centerpulse Swiss Offer Materials") and (ii) the United Kingdom listing particulars and related materials to be distributed to holders of S&N shares and ADSs by the United Kingdom Listing Authority, S&N Group will commence the Centerpulse Exchange Offer in accordance with the Swiss Takeover Legislation and the Exchange Act (the date of such commencement, the "Commencement Date").

On the Commencement Date, in accordance with the "early commencement" election under the Exchange Act, S&N and S&N Group will file a Schedule TO and a Registration Statement on Form F-4 relating to the Centerpulse Exchange Offer with the SEC.

As soon as practicable on or after the Commencement Date, S&N and S&N Group will deliver (i) a U.S. preliminary prospectus and the related U.S. offer documents (collectively, as amended or supplemented, the "U.S. Offer Materials"), including, in order to comply with U.K. law, a summary of the United Kingdom listing particulars of S&N Group, to holders of Centerpulse Shares located in the United States and to holders of Centerpulse ADSs and (ii) the Centerpulse Swiss Offer Materials to the Swiss exchange agent for distribution to holders of Centerpulse Shares located outside of the United States. The U.S. preliminary prospectus will state how holders of Centerpulse Shares located outside of the United States that are not subject to offer restrictions may obtain the Centerpulse Swiss exchange offer document. The Centerpulse Swiss exchange offer document will state how holders of Centerpulse ADSs and holders of Centerpulse Shares located in the United States may obtain the U.S. preliminary prospectus. The Centerpulse Swiss exchange offer document will be included as an exhibit to the Schedule TO filed by S&N Group and S&N with the SEC and the complete United Kingdom listing particulars will be furnished to the SEC on a Form 6-K and filed as an exhibit to the Schedule TO filed by S&N Group and S&N with the SEC.

The initial expiration date of the Centerpulse Exchange Offer will be 40 Swiss trading days after the Commencement Date (a period in excess of the minimum 20 U.S. business day offer period required by the Exchange Act) (the "Initial Expiration Date"). If, at the expiration date of the Centerpulse Exchange Offer, all of the conditions to the Centerpulse Exchange Offer have been fulfilled or, to the extent permitted, waived, S&N Group will issue a press release announcing acceptance of all Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, no later than four Swiss trading days thereafter (as required by the Swiss Takeover Legislation). On the first Swiss trading day after the announcement of acceptance of shares tendered pursuant to the Centerpulse Exchange Offer, there will commence a 10 Swiss trading day subsequent offering period during which additional Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, may be tendered (the "Subsequent Offering Period"). Shareholders who have tendered Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, prior to expiration of the Centerpulse Exchange Offer may deliver Mix and Match Elections during the Subsequent Offering Period. Shareholders who tender Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, during the Subsequent Offering Period may also deliver Mix and Match Elections during the Subsequent Offering Period.

After the expiration of the Subsequent Offering Period, S&N Group will determine the results of the Mix and Match Election and the InCentive Mix and Match Election. As required by the Swiss Takeover Legislation, within 10 Swiss trading days after the expiration of the Subsequent Offering Period, S&N Group will cause S&N Group Shares and S&N Group ADSs to be issued, and cash to be distributed, in consideration for Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, tendered during the initial offering period applicable to the Centerpulse Exchange Offer and during the Subsequent Offering Period.

InCentive Exchange Offer

InCentive's primary investment consists of its ownership of approximately 18.9% of the outstanding Centerpulse Shares. To the extent that InCentive tendered its Centerpulse Shares into the Centerpulse Exchange Offer, InCentive's primary investment would become approximately 5% of the outstanding S&N Group Shares. S&N and S&N Group have been informed by InCentive that an investment of this nature would not comply with InCentive's stated investment policy because S&N Group is not a Switzerland-based business and the equity stake in S&N Group would be too small to allow InCentive to be an active investor, acting as a "catalyst for change." While the Centerpulse Exchange Offer is open to all Centerpulse shareholders, including InCentive, InCentive has informed S&N and S&N Group that, if InCentive tendered its shares in the Centerpulse Exchange Offer (which it was, in any event, not prepared to do), the likely course of action for InCentive would have been to wind-up and liquidate.

InCentive's liquidation would have substantial tax implications for its shareholders. Under Swiss tax law, the difference between the liquidation proceeds and the nominal value of InCentive's shares would be subject to a 35% Swiss withholding tax which would have to be borne by InCentive's shareholders. On the other hand, holders of Centerpulse Shares will not be subject to such tax if they tender their Centerpulse Shares in the Centerpulse Exchange Offer.

In any event, InCentive conditioned its support for S&N Group's acquisition of Centerpulse on S&N Group's willingness to acquire the InCentive Shares (thereby acquiring the Centerpulse shares owned by InCentive) pursuant to a separate exchange offer, so that holders of InCentive Shares, as indirect shareholders of Centerpulse, would be subject to the same tax treatment as holders of Centerpulse Shares who tender in the Centerpulse Exchange Offer. As a result, S&N Group agreed to make the InCentive Exchange Offer in order to consummate its acquisition of Centerpulse.

The InCentive Exchange Offer will be structured so as to ensure that the consideration paid to InCentive shareholders in respect of the portion of InCentive's assets consisting of Centerpulse Shares is equivalent to the consideration that InCentive would have received had such Centerpulse Shares been tendered in the Centerpulse Exchange Offer. The consideration to be received by shareholders of InCentive in the InCentive Exchange Offer will be equal to (i) their *pro rata* portion of the same combination of S&N Group Shares and cash as InCentive would have received had it tendered the Centerpulse Shares held by it in the Centerpulse Exchange Offer plus (ii) cash in an amount equal to the cash assets, if any, of InCentive.[4] The amounts of assets and liabilities of InCentive for purposes of calculating the consideration to be received by holders of InCentive Shares shall be determined on the basis of financial statements to be provided by InCentive to S&N Group as of the last day of the initial offering period applicable to the InCentive Exchange Offer. The InCentive Exchange Offer will have a mix and match election (the "InCentive Mix and Match Election") that is substantially identical to the Mix and Match Election applicable to the Centerpulse Exchange Offer. The InCentive Mix and Match Election will apply only to the S&N Group Shares and cash to be received by holders of InCentive Shares in consideration for the Centerpulse shares held by InCentive and not to the additional cash to be received by such holders as consideration for the cash assets of InCentive. As discussed above, the elections of InCentive shareholders will be taken together with the elections of Centerpulse shareholders in determining the mix of S&N Group Shares and cash that each will receive in the respective Offers.

René Braginsky, the Chief Executive Officer and a director of InCentive, Hans Kaiser, a director of InCentive, "Zürich" Versicherungs-Gesellschaft ("Zurich") and III Institutional Investors International Corp. ("III"), which hold an aggregate of approximately 77% of the outstanding InCentive Shares (with Mr. Braginsky holding approximately 20%, Mr. Kaiser holding approximately 11%, Zurich holding approximately 25% and III holding approximately 21%) (collectively, the "InCentive Shareholder Parties") have entered into irrevocable agreements that provide (i) that they will tender their InCentive Shares in the InCentive Exchange Offer and (ii) for indemnification of S&N Group by the InCentive Shareholder Parties against certain liabilities of InCentive. The InCentive Shareholder Parties have also agreed to support their indemnification obligations by placing up to CHF 34,000,000 of the consideration to be received by them in the InCentive Exchange Offer (subject to reduction to CHF 25,000,000 if certain liabilities of InCentive are eliminated prior to the expiration of the InCentive Exchange Offer) into escrow for a period of up to 38 months. If the amount in escrow is reduced to CHF 25,000,000, then that amount shall be contributed 34.9% by Mr. Braginsky, 25% by Zurich, 20.9% by III and 19.2% by Mr. Kaiser. Any amount in excess of CHF 25,000,000 required to be place into escrow shall be contributed 50% by Mr. Braginsky, 29% by Mr. Kaiser and 21% by III.

A Swiss exchange offer document complying with the Swiss Takeover Legislation will be used to effect the InCentive Exchange Offer. The InCentive Exchange Offer will not be made available in the United States; however, the procedures used in the InCentive Exchange Offer will be identical to the procedures used in the Centerpulse Exchange Offer, and thus will comply

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[4] S&N Group will not be assuming any liabilities of InCentive. To the extent any InCentive liabilities cannot be discharged prior to its acquisition by S&N Group, the amount of consideration paid to InCentive's shareholders will be reduced by the amount of any such liabilities, first from the consideration paid for the cash assets of InCentive and then, to the extent necessary to cover any remaining liabilities, from the consideration attributable to Centerpulse Shares held by InCentive. If InCentive's liabilities exceed its assets (other than Centerpulse Shares), the consideration to be received by InCentive shareholders that is attributable to Centerpulse Shares held by InCentive will be reduced to an amount that is lower than the amount that InCentive would have received if it had tendered its Centerpulse Shares in the Centerpulse Exchange Offer.

with the procedural requirements of the Exchange Act. In particular, holders of InCentive Shares will have withdrawal rights during the initial offering period complying with the Exchange Act in connection with the InCentive Exchange Offer. The initial expiration date of the InCentive Exchange Offer will be the Initial Expiration Date. There will be a Subsequent Offering Period provided in the InCentive Exchange Offer that has the same procedures as the Subsequent Offering Period in the Centerpulse Exchange Offer.

SEC Rules Involved

Rule 14d-10(a)(2)

Rule 14d-10(a)(2) requires that the consideration paid to any security holder in an exchange offer be the highest consideration paid to any other security holder during such offer. As described above, the InCentive Exchange Offer is an offer for all outstanding InCentive Shares and not for Centerpulse Shares. Because the purpose of the InCentive Exchange Offer is to facilitate the Centerpulse Exchange Offer and because InCentive is expected, at the time of consummation of the InCentive Exchange Offer, to have no assets other than Centerpulse Shares and cash, the InCentive Exchange Offer could be viewed as part of the offer for Centerpulse Shares, and thus subject to Rule 14d-10(a)(2).

Rule 14d-11

Under Rule 14d-11, a bidder may elect to provide a subsequent offering period after the expiration of the initial offering period applicable to the tender offer of three business days to 20 business days during which additional tenders may be accepted. To be eligible to provide a subsequent offering period under Rule 14d-11, a bidder must, among other things, (i) immediately accept and promptly pay for all securities tendered during the initial offering period applicable to the tender offer, (ii) immediately accept and promptly pay for all securities as they are tendered during the subsequent offering period and (iii) if the bidder is offering a choice of different forms of consideration, ensure that there is no ceiling on any form of consideration offered. Because (1) the payment for shares tendered during the initial offering period applicable to the Offers and shares tendered during the Subsequent Offering Period applicable to the Offers will not be made until after the expiration of the Subsequent Offering Period to allow all shareholders an equal opportunity to participate in the Mix and Match Election and the InCentive Mix and Match Election, as the case may be, and (2) the Mix and Match election and the InCentive Mix Match Election could be viewed as resulting in a choice of different forms of consideration with a ceiling on the amount of each type of consideration offered, the Subsequent Offering Period to be provided in the Centerpulse Exchange Offer and the InCentive Exchange Offer could be viewed as conflicting with the requirements of Rule 14d-11.

Discussion

Rule 14d-10(a)(2)

Although the InCentive Exchange Offer is being made to facilitate the acquisition of Centerpulse by S&N Group, it constitutes a separate and distinct exchange offer for shares of a publicly-traded Swiss investment company that was not formed solely for the purpose of holding Centerpulse Shares and holds assets in addition to Centerpulse Shares. Accordingly, we believe the InCentive Exchange Offer is outside the ambit of Rule 14d-10(a)(2). However, even if the

InCentive Exchange Offer were viewed as part of the Centerpulse Exchange Offer, the InCentive Exchange Offer and the Centerpulse Exchange Offer, taken together, comply with Rule 14d-10(a)(2).

In July 1986, the SEC adopted certain amendments to its tender offer rules relating to, among other things, the requirement that all security holders to whom a tender offer is made must be paid the highest consideration paid, rather than offered, to any other security holder. The promulgating release (Releases Nos. 33-6653, 34-23241; corrected in Releases No. 33-6653B and 34-23241B) (the "Best Price Release") indicates that the purpose of Rule 14d-10(a)(2) is to eliminate discriminatory treatment among security holders who may desire to tender their shares. According to the Best Price Release, in the absence of Rule 14d-10, an offeror could simply address its offer to a privileged group of security holders who hold the desired number of shares or to all security holders but for different consideration. See Letter Regarding The Pepsi Bottling Group, Inc., Bottling Group LLC. and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offers for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V. (available October 12, 2002) (the "Pepsi Letter").

The InCentive Exchange Offer will not conflict with the purposes of Rule 14d-10(a)(2), as the InCentive Exchange Offer will be structured so as to ensure that the consideration paid to InCentive shareholders in respect of InCentive's assets consisting of Centerpulse Shares is equivalent to the consideration that InCentive would have received had such Centerpulse Shares been tendered in the Centerpulse Exchange Offer. In respect of the Centerpulse Shares held by InCentive, InCentive shareholders will receive their *pro rata* portion of the same consideration that InCentive would have received had it tendered its Centerpulse Shares in the Centerpulse Exchange Offer. In addition, there is no situation in which InCentive shareholders would receive consideration in the aggregate in respect of the Centerpulse Shares held by InCentive that has a higher value than the consideration that InCentive would have received if InCentive had tendered the Centerpulse Shares in the Centerpulse Exchange Offer. The additional consideration that is expected to be paid to holders of InCentive Shares in the InCentive Exchange Offer in respect of any cash assets of InCentive is merely compensation for non-Centerpulse Share assets of InCentive and does not constitute additional consideration for InCentive's Centerpulse Shares for purposes of Rule 14d-10(a)(2).

Read literally, Rule 14d-10(a)(2) could also be interpreted to prohibit the indemnification and escrow arrangements of the InCentive Shareholder Parties, as such arrangements could possibly result in the InCentive Shareholder Parties ultimately receiving a price per Centerpulse Share that is lower than that received by other shareholders in the Offers. The InCentive Shareholder Parties are all executive officers and/or major shareholders of InCentive. Collectively, the InCentive Shareholder Parties own approximately 77% of InCentive which, in turn, owns approximately 18.9% of Centerpulse. The security holders who may be receiving a lower purchase price than the price offered in the Offers have agreed to do so voluntarily and therefore are not the type of security holders that the Williams Act and Rule 14d-10(a)(2) seek to protect. See the Pepsi Letter.

As noted above, the procedures used in the InCentive Exchange Offer will be the same as the procedures used in the Centerpulse Exchange Offer, and thus will comply with the procedural requirements of the Exchange Act. A description of the InCentive Exchange Offer, including the extent of InCentive's holdings of Centerpulse Shares and the consideration to be paid to holders of InCentive Shares in the InCentive Exchange Offer, will be included in the prospectus disseminated to holders of Centerpulse Shares located in the United States and holders of Centerpulse ADSs. Finally, the Offers will be subject to, and are permitted by, the Swiss Takeover Legislation, which requires equal treatment of holders and requires that the highest consideration be offered to all holders. As discussed above, the Swiss Takeover Legislation provides for review by each of the Review Body and the STOB of each of the Offers, to ensure that the Offers comply with the Swiss Takeover Legislation, including the regulations requiring equal treatment of holders. The STOB, based, in part, upon the recommendation of the Review Body, has concluded that the Offers comply with the Swiss Takeover Legislation.

Rule 14d-11

In the case of tender offers made under the Tier II exemption of Rule 14d-1(d), Rule 14d-1(d)(2)(iv) provides that payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the "prompt payment" requirements of Rule 14e-1(c) under the Exchange Act. In addition, Rule 14d-1(d)(2)(v) provides that a bidder will satisfy the announcement and prompt payment requirements of Rule 14d-11, if the bidder announces the results of the tender offer, including the approximate number of securities deposited to date, and pays for tendered securities in accordance with the requirements of the home jurisdiction law or practice and the subsequent offering period commences immediately following such announcement. Because (i) the announcement of the number of shares tendered during the initial offering period applicable to the Offers will be made in accordance with the requirements of the Swiss Takeover Legislation and payment for shares tendered during the initial offering period applicable to the Offers and during the Subsequent Offering Period applicable to the Offers will be made within 10 Swiss trading days after the expiration of the Subsequent Offering Period as required by the Swiss Takeover Legislation, and (ii) the consideration to be paid in each Offer is structured as a fixed ratio of S&N Group Shares and cash with a mix and match election that allows shareholders to increase a component of the consideration only to the extent that other shareholders desire to decrease the amount of that type of consideration that they receive, we believe that the Subsequent Offering Period applicable to the Offers complies with the requirements of Rule 14d-11.

We believe that permitting S&N Group to provide the Subsequent Offering Period under Rule 14d-11 does not compromise the principles underlying the Williams Act. S&N Group's goal is the acquisition of 100% ownership of Centerpulse. Under Swiss law, a bidder must own 98% of the outstanding shares in order to obtain 100% of the outstanding shares through a proceeding under Swiss law in which the remaining outstanding shares are cancelled in exchange for the applicable exchange offer consideration. The expectation is that the additional tenders during the Subsequent Offering Period will allow S&N Group to reach the 98% ownership threshold.

All Centerpulse Shares and InCentive Shares with respect to which acceptances have been received during the initial offering period applicable to each Offer and the Subsequent Offering Period applicable to each Offer will, pursuant to the requirements of the Swiss Takeover Legislation, be paid for within 10 Swiss trading days after the expiration of the Subsequent Offering Period. While the consideration to be received in each Offer consists of more than one type of consideration, the standard entitlement to S&N Group Shares and cash to be received by Centerpulse shareholders and InCentive shareholders (with respect to the Centerpulse Shares owned by InCentive), is the same for each Centerpulse Shareholder and InCentive Shareholder. The purpose of the Mix and Match Election and the InCentive Mix and Match Election is to facilitate exchanges between shareholders of Centerpulse and InCentive.

The maximum amount of S&N Group Shares issued in the Offers and the maximum amount of cash to be paid in the Offers will not be varied as a result of the Mix and Match and the InCentive Mix and Match. The ability of any Centerpulse shareholder or InCentive shareholder to participate in the Mix and Match or the Incentive Mix and Match, as the case may be, depends on the extent to which other shareholders make opposite elections.

Relief Requested

We hereby respectfully request confirmation that the Division of Corporation Finance will not recommend that the SEC take enforcement action pursuant to Rule 14d-10(a)(2) under the Exchange Act in connection with (i) S&N Group's conduct of the InCentive Exchange Offer concurrently with the Centerpulse Exchange Offer or (ii) the InCentive Shareholder Parties' indemnification and escrow obligations pursuant to the agreements entered into among S&N, S&N Group and the InCentive Shareholder Parties. We also request exemptive relief from Rule 14d-11 under the Exchange Act (i) to permit S&N Group to provide for a Subsequent Offering Period in each Offer with payment for shares tendered during the initial offering period and the Subsequent Offering Period applicable to each Offer to be made in accordance with the requirements of the Swiss Takeover Legislation and (ii) with respect to the Mix and Match Election and the InCentive Mix and Match Election.

If you need further information or desire to discuss these matters further, please do not hesitate to contact me at (312) 853-4161 or Michael Hyatte at (202) 736-8012.

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Very truly yours,



Pran Jha

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